Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact: Liz Harris
Vice President, Communications
Churchill Downs Incorporated
(502) 636-4474 (office)

Dennis Mills
Chief Executive Officer
MI Developments Inc.
(905) 726-7614 (office)

CHURCHILL DOWNS INCORPORATED AND MI DEVELOPMENTS INC.

ANNOUNCE DISSOLUTION OF TRACKNET MEDIA VENTURE

LOUISVILLE, Ky./AURORA, Canada (May 14, 2010) - Churchill Downs Incorporated (NASDAQ: CHDN) (“CDI”) and MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) (“MID”) today announced that the joint venture TrackNet Media Group (“TrackNet Media”), originally formed between CDI and Magna Entertainment Corp. (“MEC”), will be dissolved.  CDI and MID’s wholly-owned subsidiary MI Developments Investments Inc. will remain partners in HorseRacing TV™ (HRTV™).  MI Developments Investments Inc. is the successor in interest to MEC’s ownership interests in TrackNet Media and HRTV™ pursuant to the final resolution of MEC’s federal bankruptcy proceedings.

When TrackNet Media was formed in March 2007, MEC and CDI established four primary objectives for the entity:

1.               Foster an open and competitive business environment where horse racing content is readily available to customers through a wide variety of distribution points and wagering platforms;

2.               Create an innovation-based environment of sustainable growth for the North American horse racing industry domestically and internationally;

3.               Enhance wagering integrity and security to address horse racing signal piracy and ensure content creators are compensated; and

4.               Benefit the horsemen and racetracks that together create racing content through new industry growth.

For a copy of the press release announcing TrackNet Media’s formation, see http://sec.gov/Archives/edgar/data/20212/000002021207000010/0000020212-07-000010-index.htm.

CDI Chief Executive Officer Bob Evans, noted  “Three years after we formed TrackNet Media, we believe we have largely achieved our goals, including an ‘open content’ environment where ADW operators now compete for customers based on features and value instead of exclusive access to content.  This has led to new online options for wagering, blogs, wagering tools, sign up offers, streaming video and an explosion in online contests for customers and has helped produce meaningful growth in the ADW segment even while overall wagering has declined with respect to North American Thoroughbred racing.  Furthermore, TrackNet Media developed integrity and security processes and standards, monitored compliance with these standards, and required many of the significant purchasers of TrackNet Media content to complete rigorous compliance reviews led by the independent Thoroughbred Racing and Protection Bureau.  We intend to continue these compliance efforts going forward in coordination with the TRPB.  We are proud of the TrackNet Media team’s record and feel it has accomplished all that can be expected of it.”

- More -

Dennis Mills, Chief Executive Officer of MID, added “TrackNet Media’s team and its many achievements are very impressive and we are grateful for their efforts.  Clearly, the horse racing industry has changed substantially over the last three years since TrackNet Media’s formation and, as we look forward, we see many new challenges and opportunities ahead.  MID remains committed to the four primary objectives set at the time of TrackNet Media’s formation.  We look forward to working with the racing industry to further those objectives.  We also look forward to continuing to work with CDI on our HRTV™ joint venture and with other industry leaders on the numerous issues facing our industry today.”

Going forward, CDI and MID will each be independently and solely responsible for buying all unrelated third party content for their respective wagering platforms and for selling their own content to unrelated third party wagering platforms.  After an initial transition period during which TrackNet Media staff will facilitate the transfer of its functions to the respective teams at MID and CDI, the TrackNet Media organization will be dissolved and will no longer perform any of the previous services and functions it provided.

All existing third-party content agreements involving TrackNet Media were entered into by TrackNet Media as an agent for each CDI-owned and MID-owned racetrack.  Accordingly, those contracts, and their underlying rights and obligations, will continue to be valid for the remainder of the contracts’ respective terms.

About Churchill Downs Incorporated:

Churchill Downs Incorporated (CDI), headquartered in Louisville, Ky., owns and operates four world renowned Thoroughbred racing facilities: Arlington Park in Illinois, Calder Casino and Race Course in Florida, Churchill Downs Race Track in Kentucky and Fair Grounds Race Course & Slots in Louisiana. CDI operates slot and gaming operations in Louisiana and Florida. Churchill Downs tracks are host to North America’s most prestigious races, including the Arlington Million, the Kentucky Derby, the Kentucky Oaks, the Louisiana Derby and the Princess Rooney, along with hosting the Breeders’ Cup World Championships for a record seventh time on Nov. 5-6, 2010. Churchill Downs also owns off-track betting facilities, TwinSpires.com and other advance-deposit wagering channels, television production, telecommunications and racing service companies such as BRIS and a 50-percent interest in the national cable and satellite network, HorseRacing TV, which supports Churchill Downs’ network of simulcasting and racing operations. Churchill Downs’ Entertainment Group produces the HullabaLOU Music Festival at Churchill Downs which premieres on July 23-25, 2010. Churchill Downs trades on the NASDAQ Global Select Market under the symbol CHDN and can be found at www.ChurchillDownsIncorporated.com.

About MI Developments Inc:

MI Developments Inc. (MID) is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects.  For further information about MID, please visit www.midevelopments.com.  You can also find MID’s filings at www.sedar.com and www.sec.gov.

Forward-looking Statements for Churchill Downs Incorporated

Information set forth in this discussion and analysis contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 (the “Act”) provides certain “safe harbor” provisions for forward-looking statements. All forward-looking statements made in this Quarterly Report on Form 10-Q are made pursuant to the Act. The reader is cautioned that such forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. Forward-looking statements are typically identified by the use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “should,” “will,” and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct.

Important factors that could cause actual results to differ materially from Churchill Downs Incorporated’s expectations include: the effect of global economic conditions, including any disruptions in the credit markets; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the overall economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the effect of any change in our accounting policies or practices; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; the impact of live racing day competition with other Florida and Louisiana racetracks within those respective markets; costs associated with our efforts in support of alternative gaming initiatives; costs associated with customer relationship management initiatives; a substantial change in law or regulations affecting pari-mutuel and gaming activities; a substantial change in allocation of live racing days; changes in Illinois law that impact revenues of racing operations in Illinois; the presence of wagering facilities of Indiana racetracks near our operations; our continued ability to effectively compete for the country’s horses and trainers necessary to achieve full fields horse races; our continued ability to grow our share of the interstate simulcast market and obtain the consents of horsemen’s groups to interstate simulcasting; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to successfully complete any divestiture transaction; our ability to execute on our permanent slot facility in Louisiana and permanent slot facility in Florida; market reaction to our expansion projects; the loss of our totalisator companies or their inability to provide us assurance of the reliability of their internal control processes through Statement on Auditing Standards No. 70 audits or to keep their technology current; the need for various alternative gaming approvals in Louisiana; our accountability for environmental contamination; the loss of key personnel; the impact of natural disasters on our operations and our ability to adjust the casualty losses through our property and business interruption insurance coverage; any business disruption associated with a natural disaster and/or its aftermath; our ability to integrate businesses we acquire, including our ability to maintain revenues at historic levels and achieve anticipated cost savings; the impact of wagering laws, including changes in laws or enforcement of those laws by regulatory agencies; the outcome of pending or threatened litigation; changes in our relationships with horsemen’s groups and their memberships; our ability to reach agreement with horsemen’s groups on future purse and other agreements (including, without limiting, agreements on sharing of revenues from gaming and advance deposit wagering); the effect of claims of third parties to intellectual property rights; and the volatility of our stock price.

Forward Looking Statements for MI Developments Inc.:

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 Proceeding and MID’s participation therein and statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.